Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 01, 2007

List of materials

Documents attached hereto:


i) Press release announcing Determination of offer price for the shares of common stock of Sony Financial Holdings issued and sold in conjunction with its listing on the Tokyo Stock Exchange



                                                                Sony Corporation
                                                                October 1, 2007


        Determination of offer price for the shares of common stock of Sony Financial Holdings issued and sold in conjunction with its listing on the Tokyo Stock Exchange


On October 11, 2007, Sony Financial Holdings Inc. ("SFH"), a consolidated subsidiary of Sony Corporation ("Sony"), plans to list its shares of common stock on the Tokyo Stock Exchange. In conjunction with this listing, 725,000 existing shares of SFH common stock held by Sony, plus 75,000 shares newly issued by SFH, are being offered for sale. It was determined today that the offer price per share for such offerings is to be 400,000 yen per share.

Sony estimates that the above-mentioned offering of existing shares will contribute approximately 78 billion yen to consolidated income before taxes and approximately 14 billion yen to consolidated net income for the fiscal year ending March 31, 2008. The impact of this transaction was not incorporated into the outlook for the fiscal year ending March 31, 2008, announced by Sony on July 26, 2007. These amounts do not include the effect from the Greenshoe Option described below.

Note: The estimated amounts mentioned above are calculated based on financial information as of August 31, 2007.

Details of the offerings of new and existing shares:

1. Number of existing shares to be sold by Sony:
      725,000 shares
      In addition to the offering by Sony of 725,000 shares, the representative of the Japanese underwriters will over-allot an additional 70,000 shares, which will be lent to such representative by Sony. In connection with such over-allotment, Sony has granted an option to purchase up to 70,000 additional shares (the "Greenshoe Option") to such representative. The Greenshoe Option will be exercisable until November 2, 2007.

2. Number of new shares to be issued and sold by SFH:
      75,000 shares

3. Shares of SFH to be held by Sony after the offerings:
      1,375,000 shares
      (This amount represents approximately 63.2% of the outstanding shares of SFH, after the issuance of new shares by SFH but excluding the effect of the Greenshoe Option described above. If the Greenshoe Option is exercised in full, Sony will hold 1,305,000 shares, representing 60.0% of the outstanding shares of SFH, after the issuance of new shares by SFH.)


Cautionary Statements

This document is intended as general information regarding Sony's sale of a portion of its shareholding in SFH, and shall not be considered a solicitation of these securities. This document shall not constitute an offer to sell any securities in any region, including the United States or Canada. The securities will not be or have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and any offer or sale of such securities in the United States without registration or qualification for exemption from registration under the Securities Act shall not be permitted. In the event of a public offering of the securities in the United States, a prospectus written in English, which shall contain detailed information about SFH and its management, as well as financial statements, shall be prepared in accordance with the Securities Act and shall be obtainable from SFH. Sony does not intend to register any part of the intended offering in the United States.

Statements made in this document with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties include the impact of any future events with material adverse impacts.